FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934
For the month of January, 2006
GENERAL COMPANY OF GEOPHYSICS
(translation of registrant’s name into English)
1, rue Leon Migaux, 91341 MASSY FRANCE (address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ___

COMPAGNIE GENERALE DE GEOPHYSIQUE
Paris, January 26, 2006
CGG launches Notes Offering for $165 million
     Compagnie Generale de Geophysique (ISIN: 0000120164 — NYSE: GGY) today announces that it intends to offer an additional $165 million (the “Additional Notes”) of its dollar-denominated 7 1/2% Senior Notes due 2015 issued in April 2005 (the “Existing Notes”) in a private placement to certain eligible investors. The Additional Notes will have the same terms and conditions as the Existing Notes and will be issued under the same indenture as the Existing Notes.
     The net proceeds from the Additional Notes are intended mainly to repay approximately $140 million remaining under CGG’s $375 million bridge credit facility used to finance the acquisition of Exploration Resources.
     The Additional Notes will not be registered under the Securities Act and may not be offered and sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. There will be no offering to the public in France.
For UK only: The attached document is only being distributed to and is only directed at (i) persons who have professionals experience in matters relating to investment who fall within Article 19(1) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2) of the Order (all such persons together being referred to as “relevant persons”). The investments to which this document relates are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such investments, will be available only to or will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its content. Persons distributing such document must satisfy themselves that it is lawful to do so.
The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.
The Compagnie Generale de Geophysique group is a global participant in the oilfield services industry, providing a wide range of seismic data acquisition, processing and geosciences services and software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment.
Contact :

Christophe BARNINI	(33) 1 64 47 38 10 / (33) 1 64 47 38 11

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAGNIE GENERALE DE GEOPHYSIQUE
1, rue Leon Migaux
91341 — Massy Cedex

GENERAL COMPANY OF GEOPHYSICS

Date : January 26th 2006	By Senior Executive Vice President Strategy , Control & corporate planning /Gerard CHAMBOVET/